[GRAPHIC OMITTED]

                                                     3 Bethesda Metro Center
                                                     Suite 700
                                                     Bethesda, MD  20814

                                                     Ph:   301.961.1992
                                                     Fax:  301.961.1991
                                                     Email:  alpha1bio@aol.com


                                  November 2000

Dear Stockholder,

During the past two and one half years, Alpha 1 Biomedicals has faced very difficult circumstances. As you know, during 1998 and most of 1999 the Company had to suspend operations due to severe financial constraints. Our first product, Thymosin alpha 1, had been previously sold to SciClone Pharmaceuticals in exchange for SciClone stock. This product is now approved in 20 countries.

As a result of these circumstances, the board decided to bring in three outside consultants to analyze our situation, make recommendations, and help implement changes which were in the Company's best interests. To that end, I am pleased to report that these consultants have been of great help, although we still have much difficult work ahead of us. Over the past year we have reduced our liabilities from $1,327,000 at December 31, 1999 to $216,000 at June 30, 2000, $50,000 of which remains due for a future supply of Thymosin beta 4 ("T(beta)4"), which is currently under development. During this period we renegotiated our agreements with SciClone to significantly improve our financial situation. As of September 30, 2000 we had approximately $345,000 of cash and $680,000 of marketable SciClone stock. In addition, our SEC filings have been brought up to date.

On the research and development side, although hindered by limited funds, significant progress has been made and we continue to work with the National Institutes of Health to develop T(beta)4 as a treatment for the regeneration, remodeling and healing of injured tissues, chronic wounds and other related indications. As a result of our emphasis on developing T(beta)4, the Board of Directors has recommended changing the Company's name to RegeneRx Biopharmaceuticals, Inc.

Our consultants are advising the Board of Directors and me on a continuous basis as we restart operations. We have decided for the time being that the best way to operate is to continue to utilize a virtual company model. That is, to utilize the services of outside experts rather than build an expensive infrastructure at this time. This approach has worked well, thus far, and we expect it to continue to do so for the foreseeable future.

Over the coming months we will seek to complete the preclinical studies necessary to obtain FDA approval for testing of T(beta)4 in human clinical trials and to try to create additional value for the company and, most importantly, the stockholders. Indeed, we are hopeful that the progress we are making will continue. On behalf of the Alpha 1 Board of Directors, we appreciate your understanding and continued support while we work for our common interest through these challenging times.

Sincerely,



Allan L. Goldstein, Ph.D.
Chairman and CEO


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